EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Immediate Report - Dismissal of Company's Claim against Makefet

Further to the Company's 2013 periodic report regarding the Company's claim against Makefet Fund Pension and Provident Center - A.S. Ltd. (under special management) for compensation in connection with the calculation of early retirement costs for employees who were transferred to the Company from the Ministry of Communications, an immediate report is hereby provided that in the afternoon hours of September 22, 2014, the Company received a ruling rendered by the Tel Aviv Regional Labor Court the same day, which dismissed the claim.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.